EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	June 14, 2023

Eldorado Gold Announces Closing of C$81.5 Million Strategic Investment by the European Bank for Reconstruction and Development (EBRD)

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) today announced the closing of the previously announced strategic investment of C$81.5 million by the European Bank for Reconstruction and Development (the “EBRD”). The investment was effected by way of a private placement whereby EBRD subscribed for 6,269,231 shares at a price of C$13.00 per share. (the “Private Placement”). The Private Placement is subject to final acceptance of the Toronto Stock Exchange.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About EBRD

The European Bank for Reconstruction and Development was established in 1991 to help build a new, post-Cold War era in Central and Eastern Europe. It has since played a historic role and gained unique expertise in fostering change in the region - and beyond - investing €170 billion in more than 6,400 projects. The EBRD is committed to furthering progress towards ‘market-oriented economies and the promotion of private and entrepreneurial initiative’.

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com